UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 12, 2010

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 12, 2010, Independence Holding Company issued a news release announcing its 2010 second-quarter and six-months results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

    (c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated August 12, 2010: Independence Holding Company Reports 2010 Second-Quarter and Six-Months Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>August 12, 2010</u>

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY   CONTACT: DAVID T. KETTIG
96 CUMMINGS POINT ROAD   (212) 355-4141 Ext. 3047
STAMFORD, CONNECTICUT 06902   www.IHCGroup.com
NYSE: IHC

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY ANNOUNCES
2010 SECOND-QUARTER AND SIX-MONTHS RESULTS**

Stamford, Connecticut, August 12, 2010. Independence Holding Company (NYSE: IHC) today reported 2010 second-quarter and six-months results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income per share from continuing operations attributable to IHC was $.11 per share, diluted, or $1,753,000, for the three months ended June 30, 2010 compared to $.13 per share, diluted, or $1,976,000, for the three months ended June 30, 2009. Revenues increased 6% to $106,431,000 for the three months ended June 30, 2010, compared to revenues for the three months ended June 30, 2009 of $99,983,000.

Net income per share from continuing operations attributable to IHC increased to $1.17 per share, diluted, or $17,914,000, for the six months ended June 30, 2010 compared to $.35 per share, diluted, or $ 5,332,000, for the six months ended June 30, 2009. Revenues increased 12% to $222,781,000 for the six months ended June 30, 2010, compared to revenues for the six months ended June 30, 2009 of $198,778,000. These results were positively impacted by the gain on bargain purchase under acquisition accounting as a result of IHC acquiring a controlling interest in American Independence Corp. (AMIC) in March 2010. The gain recorded in the 2010 first quarter on IHC's investment in AMIC was $16,733,000, net of $11,097,000 of taxes. The gain was generated because in the fourth quarter of 2009 the Company was required to record an other-than-temporary impairment (OTTI) loss at December 31, 2009 in approximately the same amount.

IHC reported operating income[1] per share of $.09 per share, diluted, or $1,395,000, for the three months ended June 30, 2010, compared to $.08 per share, diluted, or $1,162,000, for the three months ended June 30, 2009. IHC reported operating income per share of $.11 per share, diluted, or $1,625,000 for the six months ended June 30, 2010, compared to $.23 per share, diluted, or $3,565,000 for the six months ended June 30, 2009.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "The Company's financial condition remains very strong as our book value per share increased 14% to $14.97 at June 30, 2010 from $13.16 at December 31, 2009, and stockholders' equity at June 30, 2010 reached $228 million. We repurchased 49,700 of our common shares during the quarter at an average price of $6.77. The repurchases were made pursuant to the Company's share repurchase program, under which 293,600 shares remain available for repurchase."

Mr. Thung continued, "Our operating income in the second quarter of 2010 amounted to $.09 per

---

[1] Operating income is a non-GAAP measure representing income from continuing operations net of (income) losses attributable to non-controlling interests and excluding net realized investment gains (losses), other-than-temporary impairment losses and gain on bargain purchase of AMIC, net of applicable income tax. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of income from continuing operations to operating income is included in this press release.

share up from $.08 per share for the comparable quarter of 2009 and significantly improved from $.02 per share for the first quarter of 2010. Our first quarter results were adversely impacted by a much higher than expected incidence of death and long-term disability claims in our group business. These results did not reoccur in the second quarter and the higher than expected death claims should approach the average over future periods. IHC continues to experience a decrease in investment income due to lower yields (4.4% for the first six months of 2010 compared to 5.1% for the comparable period of 2009) and the low duration of our portfolio. IHC has approximately $120 million in highly rated shorter maturity securities earning on average 1.4%; our portfolio as a whole is rated, on average, AA. In addition, for the first time since the economic crisis began, we are pleased to report that our overall portfolio is now in an unrealized gain position. The low duration of our portfolio enables us, if we deem prudent, the flexibility to reinvest in much higher yielding longer-term securities, which would significantly increase investment income. A low duration portfolio such as ours also mitigates the adverse impact of potential inflation. Given our expertise in medical stop-loss and supplemental health products, we are well-positioned to take advantage of opportunities that will be created as health care reform is implemented."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is income from continuing operations net of income or losses attributable to non-controlling interests and excluding net realized gains or losses, other-than-temporary impairment losses and gain on bargain purchase, net of applicable income taxes; and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding realized gains or losses, net of taxes, that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. Independence American offers medical stop-loss, small group major medical, short-term medical, and major medical for individuals and families. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
SECOND QUARTER REPORT[2]
June 30, 2010
(In Thousands, Except Per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	**2009**	**2010**	**2009**
REVENUES				
Premiums earned	$ 84,614	$ 77,081	$ 155,498	$ 153,514
Net investment income	10,131	11,428	19,502	22,147
Fee income	9,681	7,870	17,241	16,329
Net realized investment gains	1,634	1,262	1,983	2,927
Total other-than-temporary impairment losses	(1,039)	-	(2,665)	(271)
Equity income from AMIC	-	235	280	928
Gain on bargain purchase of AMIC	-	-	27,830	-
Other income	1,410	2,107	3,112	3,204
	106,431	99,983	222,781	198,778
EXPENSES				
Insurance benefits, claims and reserves	64,679	60,423	121,507	116,619
Selling, general and administrative expenses	36,390	34,991	67,825	71,469
Amortization of deferred acquisition costs	1,720	1,300	3,038	2,350
Interest expense on debt	477	761	948	1,531
	103,266	97,475	193,318	191,969
Income from continuing operations before income taxes	3,165	2,508	29,463	6,809
Income taxes	847	545	10,768	1,497
Income from continuing operations	2,318	1,963	18,695	5,312
Discontinued operations:				
Loss from discontinued operations	(55)	(117)	(182)	(354)
Net Income	2,263	1,846	18,513	4,958
(Income) loss from noncontrolling interests in subsidiaries	(565)	13	(781)	20
NET INCOME ATTRIBUTABLE TO IHC	$ 1,698	$ 1,859	$ 17,732	$ 4,978
Basic income per common share:				
Income from continuing operations	$ .11	$ .13	$ 1.17	$ .35
Loss from discontinued operations	-	(.01)	(.01)	(.03)
Basic income per common share	$ .11	$ .12	$ 1.16	$ .32
WEIGHTED AVERAGE SHARES OUTSTANDING	15,266	15,419	15,303	15,413
Diluted income per common share:				
Income from continuing operations	$ .11	$ .13	$ 1.17	$ .35
Loss from discontinued operations	-	(.01)	(.01)	(.03)
Diluted income per common share	$ .11	$ .12	$ 1.16	$ .32
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	15,268	15,419	15,306	15,415

As of August 12, 2010, there were 15,232,865 common shares outstanding, net of treasury shares.

[2] IHC applied business acquisition accounting and consolidated the financial results of AMIC as of March 5, 2010, resulting in a consolidated statement of income which consolidates approximately four months of AMIC results and reflects the equity method of accounting for the first two months of 2010.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO
NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands, Except Per Share Data)

	Three Months Ended June 30,			Six Months Ended June 30,			
	2010		**2009**		**2010**		**2009**
Income from continuing operations	$ 2,318	$	1,963	$	18,695	$	5,312
(Income) loss from noncontrolling interest in subsidiaries	(565)		13		(781)		20
Realized (gains) losses net of taxes	(1,028)		(814)		(1,271)		(1,939)
Other-than temporary impairment losses, net of taxes	670		-		1,715		172
Gain on bargain purchase of AMIC, net of taxes	-		-		(16,733)		-
Operating income from continuing operations	$ 1,395	$	1,162	$	1,625	$	3,565
Non - GAAP basic income per common share:							
Operating income from continuing operations	$ .09	$	.08	$	.11	$	.23
Non - GAAP diluted income per common share:							
Operating income from continuing operations	$ .09	$	.08	$	.11	$	.23

Included in the realized gains, net of taxes, above are IHC's proportionate share of AMIC's realized gains (losses) net of taxes. The other-than-temporary-impairment losses are primarily due to the write down in value of certain Alt-A mortgage fixed maturities.